THIS PARTICIPATION AGREEMENT is made this 6th day of August, 2010.

AMONG:

DESARROLLOS MINEROS SAN LUIS, S.A. de C.V., a corporation existing under the laws of Mexico (“DMSL”)

- and -

PRIMERO MINING CORP., a corporation existing under the laws of the Province of British Columbia (“Primero”)

             WHEREAS, DMSL, Primero and Mala Noche Resources, S.A. de C.V. (the “Purchaser”) entered into an agreement dated the 6th day of July, 2010 (the “Asset Purchase Agreement”) for the purchase by the Purchaser and the sale by DMSL of all of the Purchased Assets, as defined therein;

             AND WHEREAS, upon completion of the Transaction, DMSL owned 36% of the then issued and outstanding common shares of Primero;

             AND WHEREAS, DMSL and Primero have agreed to enter into this Participation Agreement in respect of the matters and on the terms and conditions set forth herein;

             NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the mutual agreements in this Agreement, and of other consideration the receipt and sufficiency of which are acknowledged by each Party, the Parties agree as follows:

1.	Definitions

             In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

“Affiliate” of any Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this Agreement, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have the meanings correlative to the foregoing;

“BCBCA” means British Columbia Business Corporations Act [SBC 2002] Chapter 57;

“Board of Directors” shall have the meaning ascribed thereto in subsection 6(c);

“Business Day” means any day other than a Saturday, Sunday or a day that is a statutory holiday in the Province of British Columbia;

“Canadian Prospectus” shall have the meaning ascribed thereto in subsection 8(b);

“Demand Prospectus Rights” shall have the meaning ascribed thereto in subsection 8(a);

“DMSL Director Nominees” shall have the meaning ascribed thereto in subsection 6(a);

“DMSL’s Percentage” means the percentage of the issued and outstanding Primero Shares owned beneficially by DMSL and its Affiliates collectively, calculated in accordance with Section 2 hereof;

“DMSL’s Right” shall have the meaning ascribed thereto in subsection 3(a);

“Equity Financing” means the issue and sale of Equity Securities, directly or indirectly, for cash or cash equivalents other than the issue of Equity Securities upon the exercise of any director, officer or employee stock options or the issuance or exercise of Equity Securities issued pursuant to a share purchase, restricted or deferred share unit or other employee, director or officer benefit plan following the date hereof;

“Equity Financing Notice” shall have the meaning ascribed thereto in subsection 4(a);

“Equity Securities” means Primero Shares or securities convertible into or exercisable or exchangeable for Primero Shares including, without limitation, convertible debt securities;

“Inspectors” shall have the meaning ascribed thereto in subsection 8(d);

“Losses” shall have the meaning ascribed thereto in subsection 8(l);

“Non-Cash Transaction” means a transaction whereby Primero issues Equity Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company, but for greater certainty does not include (i) the issuance of Primero Shares and warrants to purchase additional Primero Shares to Alamos Gold Inc. as consented to by DMSL and Goldcorp Silver (Barbados) Ltd. in the consent addressed to Primero dated June 28, 2010, and (ii) the issuance of Primero Shares to Canaccord Genuity Corp. as payment of the success fee payable by the Purchaser in connection with the completion of the acquisitions contemplated by the Asset Purchase Agreement;

“Non-Cash Transaction Notice” shall have the meaning ascribed thereto in subsection 5(a);

“Outstanding Equity Securities” means the number of Primero Shares issued and outstanding at a particular time on a non-diluted basis;

“Parties” means DMSL and Primero and “Party” means any one of them;

“Person” shall be broadly interpreted and includes any individual, sole proprietorship, partnership, limited partnership, firm, unincorporated association, unincorporated organization, syndicate, trust, joint venture, body corporate, governmental authority, and any other entity or organization of any nature whatsoever, and includes any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Primero” shall have the meaning ascribed thereto in the recitals to this Agreement and where applicable shall include any successor or combined company following a Non-Cash Transaction;

“Primero Shares” means the common shares in the capital of Primero or its successor;

“Prospectus Expenses” shall have the meaning ascribed thereto in subsection 8(j);

“Registerable Securities” shall have the meaning ascribed thereto in subsection 8(a);

“Request Notice” shall have the meaning ascribed thereto in subsection 8(a);

“Selling Expenses” shall have the meaning ascribed thereto in subsection 8(j);

“Shareholders” shall have the meaning ascribed thereto in subsection 6(a); and

“TSX” means the Toronto Stock Exchange.

All capitalized terms not otherwise defined herein shall have the meanings attributed thereto in Asset Purchase Agreement.

2.	Calculation of DMSL’s Percentage

For the purposes of this Agreement, when calculating DMSL’s Percentage:

(a)

DMSL’s Percentage at any given time shall be calculated by using the number of Primero Shares owned beneficially by DMSL and its Affiliates collectively (excluding, for greater certainty, shares not yet issued but which are issuable upon the exercise or conversion of outstanding warrants or other convertible securities which may be held from time to time by DMSL and its Affiliates) and dividing such number by the number of Outstanding Equity Securities.

(b)

In the event that Primero issues Equity Securities in a Non-Cash Transaction, during the period between the closing of any such Non-Cash Transaction and the closing of the next Equity Financing, DMSL’s Percentage for the purposes of this Agreement, including, but not limited to subsection 3(b), shall be deemed to be DMSL’s Percentage immediately prior to the closing of the Non-Cash Transaction.

3.	DMSL’s Rights

(a)

Subject to subsection 3(b), DMSL has the right (the “DMSL’s Right”) to maintain DMSL’s Percentage in the event that Primero issues any Equity Securities pursuant to (i) an Equity Financing; or (ii) a Non-Cash Transaction.

(b) If DMSL’s Percentage falls below 10% for a continuous period of at least thirty (30) days, DMSL’s Right granted in subsection 3(a) shall terminate and be of no further force and effect.

4.	Equity Financing

             For so long as DMSL’s Right continues to be in effect, in the event that Primero proposes to issue Equity Securities in connection with an Equity Financing:

(a)

Primero shall deliver a notice to DMSL in writing as soon as possible prior to the public announcement of the Equity Financing, but in any event at least seven (7) Business Days prior to the proposed closing date of the Equity Financing (the “Equity Financing Notice”) specifying: (i) the total number of Outstanding Equity Securities; (ii) the total number of Equity Securities which are proposed to be offered for sale; (iii) the rights, privileges, restrictions, terms and conditions of the Equity Securities proposed to be offered for sale; (iv) the consideration for which the Equity Securities are proposed to be offered for sale; and (v) the proposed closing date of the Equity Financing.

(b)

DMSL shall have the right, subject to any required approval of the TSX or any exchange on which the Primero Shares are listed at the time, to subscribe for and purchase that number of Equity Securities that Primero actually issues and sells in the Equity Financing described in the Equity Financing Notice such that DMSL and its Affiliates collectively may maintain DMSL’s Percentage immediately prior to the first public announcement of the proposed Equity Financing, for the consideration and on the same terms and conditions as offered to the other potential purchasers all as set forth in the Equity Financing Notice. If DMSL elect to subscribe for such Equity Securities, DMSL shall provide written notice to Primero (i) by the close of business on the third Business Day following the day upon which the Equity Financing Notice is received by DMSL, or (ii) not less than 24 hours following the day upon which the Equity Financing Notice is received by DMSL in the case of a proposed bought deal financing as described under Part 7 of National Instrument 44-101 – Short Form Prospectus Distributions, or any successor rule or policy. Closing of the purchase of any additional Equity Securities by DMSL under this subsection 4(b) will be completed concurrently with the closing of the issuance of the Equity Securities in the Equity Financing.

5.	Non-Cash Transactions

             For so long as DMSL’s Right continues to be in effect, in the event that Primero proposes to issue Equity Securities in connection with the Non-Cash Transaction:

(a)

Primero shall deliver a notice to DMSL in writing as soon as possible prior to the public announcement of the Non-Cash Transaction, but in any event at least ten (10) Business Days prior to the proposed closing date of the Non-Cash Transaction (the “Non-Cash Transaction Notice”) specifying: (i) the total number of Outstanding Equity Securities; (ii) the total number of Equity Securities which are proposed to be issued in connection with the Non-Cash Transaction; (iii) the rights, privileges, restrictions, terms and conditions of the Equity Securities which are proposed to be issued in connection with the Non- Cash Transaction; (iv) the consideration for which the Equity Securities are proposed to be issued in connection with the Non-Cash Transaction; and (v) the proposed closing date of the Non-Cash Transaction.

(b)

DMSL shall have the right, subject to any required approval of the TSX or any exchange on which the Primero Shares are listed at the time, to subscribe for and purchase that number of Equity Securities that Primero actually issues in the Non- Cash Transaction described in the Non-Cash Transaction Notice such that DMSL and its Affiliates collectively may maintain DMSL’s Percentage immediately prior to the first public announcement of the proposed Non-Cash Transaction, at a price per Primero Share equal to the lesser of: (i) the deemed price per Primero Share being issued pursuant to the Non-Cash Transaction, (ii) the volume weighted average trading price for the five (5) days immediately preceding the announcement of the Non-Cash Transaction, and (iii) the volume weighted average trading price for the five (5) days immediately preceding the closing of the Non-Cash Transaction, provided that in any case the price will not be less than the lowest price permitted on any stock exchange on which the Primero Shares are then traded. If DMSL elect to subscribe for such Equity Securities, DMSL shall provide written notice to Primero by the close of business on the third Business Day following the day upon which the Non-Cash Transaction Notice is received by DMSL. Closing of the purchase of any additional Equity Securities by DMSL under this subsection 5(b) will complete concurrently with the closing of the issuance of the Equity Securities in the Non-Cash Transaction.

(c)

In the event that DMSL do not exercise the right to subscribe for and purchase Equity Securities set out in subsection 5(b), for the purposes of the next Equity Financing following the Non-Cash Transaction, DMSL shall be entitled to subscribe for such number of Equity Securities, on terms no less favourable to DMSL than the terms offered to other potential purchasers under such Equity Financing, as shall allow DMSL and its Affiliates collectively to maintain DMSL’s Percentage held by them immediately prior to the closing of the Non- Cash Transaction.

6.	Right to Nominate Directors

For so long as DMSL’s Right continues to be in effect:

(a)

DMSL shall be entitled to designate a number of individuals (the “DMSL Director Nominees”) to serve as directors on the board of directors of Primero (the “Board of Directors”) determined by multiplying (i) DMSL’s Percentage by (ii) the number of directors comprising the Board of Directors from time to time, with the product rounded down to the closest whole number of directors. The number of DMSL Director Nominees to which DMSL is entitled as at the date hereof is three. The DMSL Director Nominees will be nominated, proposed for election at each meeting of shareholders of Primero (the “Shareholders”) at which directors of Primero are to be elected, and serve as directors of Primero, provided that each DMSL Director Nominee consents in writing to serve as a director and is eligible under the BCBCA to serve as a director. In the event that the size of the Board of Directors is increased or decreased after the date hereof, the number of persons DMSL are entitled to designate to be nominated, proposed for election and serve as directors of Primero, shall be increased or decreased, as applicable, to such number, rounded down to the closest whole number of directors, as is equal to DMSL’s Percentage multiplied by the number of directors comprising the Board of Directors.

(b)

DMSL shall consult with Primero with regard to the individuals which DMSL shall put forward as the DMSL Director Nominees, however, Primero acknowledges that the selection of the DMSL Director Nominees is solely within the discretion of DMSL.

(c)	Primero shall take all steps as may be necessary to appoint the DMSL Director Nominees to the Board of Directors as soon as possible after the execution and delivery of this Agreement.

(d)

Primero shall cause the DMSL Director Nominees to be included in the slate of nominees proposed by the Board of Directors to its Shareholders for approval as directors at each meeting of the Shareholders where directors are to be elected by Shareholders.

(e)	Primero shall use all reasonable efforts to cause the election of the DMSL Director Nominees, including soliciting proxies in favour of the election of the DMSL Director Nominees.

(f)

Primero shall notify DMSL in writing immediately upon determining the date of any meeting at which directors are to be elected and DMSL shall advise Primero and the Board of Directors of the names of the DMSL Director Nominees at least fifty (50) days prior to any meeting at which directors are to be elected by the Shareholders, or within ten (10) days of being notified of the record date for such meeting if such record date is within sixty (60) days of such meeting.

(g)	If DMSL does not advise Primero and the Board of Directors of the DMSL Director Nominees as required by subsection 6(f), then DMSL will be deemed to have nominated their incumbent nominees.

7.	Sale of Primero Shares by DMSL

(a)

Until the date which is three years from the date hereof, without the prior written approval of Primero, subject to paragraph (b) below, neither DMSL nor its Affiliates shall, directly or indirectly, sell, transfer, assign or convey or agree to sell, transfer, assign or convey any of the Primero Shares beneficially owned by them which would result in DMSL and its Affiliates collectively beneficially owning less than 31,151,200. For greater certainty and the avoidance of doubt, if Primero: (i) subdivides, redivides or changes its outstanding common share capital into a greater number of outstanding Primero Shares; (ii) consolidates, combines or reduces the outstanding Primero Shares into a lesser number of outstanding Primero Shares; (iii) issues Equity Securities to all or substantially all of the holders of the outstanding Primero Shares by way of a stock dividend or other distribution other than a dividend paid in the ordinary course; or (iv) effects other relevant changes in the capital stock of Primero or amalgamates or merges with or into any other entity, that results in the issuance of shares in the capital of any resulting entity following such transaction, then:

(i)

in the event of (i), (ii) or (iii) above, the number of Primero Shares held by DMSL and its Affiliates shall be increased or decreased, as the case may be, proportionately for the purposes of determining the number of Primero Shares subject to this covenant; or

		(ii)	in the event of (iv) above, the requirements of this section shall apply to the corresponding number of Equity Securities issued to DMSL and its Affiliates resulting from any such events.

(b)

Notwithstanding anything to the contrary contained herein, DMSL and its Affiliates may, without the consent of Primero: (i) transfer, sell or tender any or all of their Primero Shares pursuant to a take-over bid (as defined in the Securities Act (Ontario)) or any other transaction, including, without limitation, a merger, arrangement or amalgamation, involving a change of control of Primero (provided that the applicable number of Primero Shares not transferred, sold or tendered remain subject to the provisions of this Agreement) and further provided that it shall be a condition of transfer that if such take-over bid or other transaction is not completed, the applicable number of Primero Shares shall remain subject to the restrictions herein; (ii) transfer any or all of their Primero Shares to any nominee or custodian where there is no change in beneficial ownership; (iii) transfer any or all of their Primero Shares to an Affiliate; or (iv) enter into an agreement to do any of the foregoing.

8.	Demand Prospectus Rights

(a)

Subject to the agreements set forth in Section 7 of this Agreement, DMSL may, for so long as DMSL’s Percentage remains at 20% or more, by written notice to Primero (a “Request Notice”), request Primero to:

(A)

file and obtain a receipt for a preliminary prospectus in all provinces and territories of Canada, other than Quebec unless Primero is a reporting issuer in Quebec at the time of delivery of the Request Notice; and

(B)	file and obtain a receipt where sales of the Primero Shares take place for a final prospectus in those jurisdictions described in subsection 8(a)(A);

in respect of all or any portion of the Primero Shares issued to or acquired by DMSL from time to time (the “Registerable Securities”) qualifying the Registerable Securities for sale in the manner specified in the Request Notice (the foregoing is herein, collectively, referred to as the “Demand Prospectus Rights”).

(b)

Following receipt of a Request Notice, Primero shall use commercially reasonable efforts to file a preliminary and final prospectus in those jurisdictions described in paragraphs 8(a)(A) and (B) (each such prospectus is hereinafter referred to as a “Canadian Prospectus”) qualifying for sale to the public in accordance with the method of disposition specified in such Request Notice, the Registerable Securities specified in the Request Notice, provided that, notwithstanding anything else herein:

(A)	Primero will not be obligated to file a Canadian Prospectus pursuant to the Demand Prospectus Rights on more than one occasion in any 12 month period,

(B)

Primero will not be obligated to file a Canadian Prospectus pursuant to the Demand Prospectus Rights for Registerable Securities with a market value at the date of the receipt of the Request Notice of less than CDN$10 million,

(C)

Primero will not be obligated to file a Canadian Prospectus pursuant to the Demand Prospectus Rights if Primero delivers a written notice to DMSL as soon as practicable after receipt of any Request Notice hereunder indicating that Primero believes in good faith that it will file a prospectus for a public offering of Primero Shares or securities convertible or exchangeable into Primero Shares within seven (7) Business Days of receipt of such Request Notice. In the event that Primero does not file a prospectus within such seven (7) Business Days, Primero’s right to delay the filing of a Canadian Prospectus on such grounds shall terminate. Primero will have the right to delay the filing of a Canadian Prospectus on such grounds only once during any 12 consecutive months and DMSL shall be entitled to include for sale in any such prospectus filed by Primero, any securities of Primero to be sold by DMSL for its own account, except as and to the extent that, in the reasonable opinion of the managing underwriter (if such method of disposition shall be an underwritten public offering) or lead agent (if such method of disposition shall be on an agency basis), such inclusion would jeopardize the successful marketing of the Primero Shares to be sold by Primero. If DMSL exercises its right under this subsection 8(b)(C) to include for sale any securities of Primero to be sold by DMSL for its own account in any Canadian Prospectus filed by Primero pursuant to this subsection 8(b)(C), then the Prospectus Expenses (as defined below) will be apportioned between DMSL and Primero in accordance with the value of securities registered.

(D)

If Primero in good faith believes that filing a Canadian Prospectus pursuant to a Request Notice would result in Primero being unable to comply with or being in breach of applicable securities laws or stock exchange rules (a “Valid Business Reason”), Primero may postpone filing a Canadian Prospectus relating to a Request Notice until such Valid Business Reason no longer exists, but in no event for more than seven (7) Business Days, subject to extension with the consent of DMSL, such consent not to be unreasonably withheld, in the event that Primero demonstrates that the Valid Business Reason is not within its control. Primero shall give written notice of its determination to postpone filing a Canadian Prospectus and of the fact that the Valid Business Reason for such postponement no longer exists, in each case, promptly after the occurrence thereof. To the extent that the Valid Business Reason is within the control of Primero, Primero shall use commercially reasonable efforts to rectify any circumstances which gave rise to the Valid Business Reason for postponing the filing of the a Canadian Prospectus as soon as practicable.

If such method of disposition shall be an underwritten public offering or on an agency basis, DMSL may designate the managing underwriter or lead agent of such offering, as applicable, provided that such managing underwriter or lead agent is acceptable to Primero, acting reasonably.

(c)

Primero shall not file a preliminary prospectus in respect of its securities entitling holders thereof the right to vote, including Primero Shares, whether for its own account or that of any other security holder, from the date of receipt of a Request Notice requesting the prospectus filing in respect of a firm commitment underwritten public offering or a best efforts offering until the earlier of: (i) the completion of the distribution by the underwriters or agents, as applicable, of all securities thereunder; or (ii) thirty (30) days following the issuance of a receipt for the final prospectus, provided that Primero shall be entitled to include for sale in any Canadian Prospectus filed pursuant to the Demand Prospectus Rights, any securities of Primero to be sold by Primero for its own account, except as and to the extent that, in the reasonable opinion of the managing underwriter (if such method of disposition shall be an underwritten public offering) or lead agent (if such method of disposition shall be on an agency basis), such inclusion would jeopardize the successful marketing of the Registerable Securities to be sold.

(d)	If and whenever Primero is required pursuant to this Agreement to effect the sale or distribution to the public of any of the Registerable Securities, Primero will, as expeditiously as possible:

	(i)	following each receipt of a Request Notice, prepare, file with, and obtain a receipt from, the main filing jurisdiction where Primero is then a reporting issuer for:

(A)

a preliminary prospectus relating to such securities (which filing shall be made within ten (10) days, or four (4) days in the case of a bought deal offering, after the receipt by Primero of a Request Notice) and use commercially reasonable efforts to cause such preliminary prospectus to be cleared for filing of a final prospectus; and

		(B)	provided paragraph 8(d)(i)(A) has been satisfied, a final prospectus relating to such securities in accordance with the instructions set forth in the Request Notice,

provided, however, that if Primero is in possession of material information that has not been disclosed to the public and Primero reasonably deems it to be advisable not to disclose such information in a Canadian Prospectus, then the period after receipt by Primero of a Request Notice in which it must comply with this subsection 8(d)(i) shall be extended for such time (but in no case longer than thirty (30) days commencing on the date of receipt by Primero of a Request Notice) during which such information remains non-public;

(ii)

furnish to DMSL and to each underwriter or agent, as applicable, such number of copies of the preliminary and final Canadian Prospectuses (including each document incorporated by reference therein to the extent then required by applicable law) as such Persons may reasonably request in order to facilitate the sale to the public or other disposition of the Registerable Securities covered by such Canadian Prospectus;

(iii)

notify DMSL and each underwriter or agent, as applicable, of the happening of any event as a result of which the Canadian Prospectus, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and as promptly as practicable and to the extent practicable amend the Canadian Prospectus or supplement the Canadian Prospectus or take other appropriate action so that the Canadian Prospectus does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(iv)

make available for inspection all financial and other records and pertinent corporate documents of Primero to one representative of DMSL, any underwriter or agent participating in any distribution pursuant to such Canadian Prospectus, and any agents retained by such representative of DMSL or underwriter or agent (the “Inspectors”), subject to reasonable confidentiality obligations, and cause Primero’s officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such Canadian Prospectus. For purposes of subsections 8(d)(i) and (ii), the period of distribution of Registerable Securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registerable Securities in any other registration shall be deemed to extend until the earlier of the sale of all Registerable Securities covered thereby or ninety (90) days;

(v)

use commercially reasonable efforts to keep effective and maintain for the period specified in subsection 8(d)(iv) a registration, qualification, approval or listing obtained to cover a Canadian Prospectus as may be necessary for DMSL to dispose of the Registerable Securities and shall from time to time amend or supplement any prospectus used in connection therewith to the extent necessary in order to comply with applicable law; and

(vi)

enter into customary agreements (including, if requested, an underwriting agreement or agency agreement in customary form) and take such other actions as are reasonably requested by DMSL or the underwriters or agents, if any, in order to expedite or facilitate the disposition of such Registerable Securities.

(e)

Upon the occurrence of any event contemplated by subsection 8(d)(iii), Primero shall, as soon as reasonably practicable, prepare and furnish to each of DMSL and any underwriter or agent, a reasonable number of copies of a prospectus amended or supplemented so that, as thereafter delivered to the purchasers of the Registerable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. DMSL agrees that upon receipt of any notice from Primero of the happening of any event of the kind described in subsection 8(d)(iii), DMSL shall forthwith discontinue the disposition of Registerable Securities pursuant to the Canadian Prospectus applicable to such Registerable Securities until DMSL receive copies of such amended or supplemented prospectus, and if so directed by Primero, DMSL shall deliver to Primero (at Primero’s expense) all copies, other than permanent file copies, then in DMSL’s possession of the prospectus covering such Registerable Securities at the time of receipt of such notice.

(f)

Primero may require DMSL to furnish to Primero such information regarding DMSL and the distribution of such Registerable Securities as Primero may from time to time reasonably request in writing. All such information shall be true and correct and shall not constitute a misrepresentation under applicable law.

(g)

If requested by the underwriters for any underwritten offering or by the agents for any agency offering by DMSL pursuant to the exercise of a Demand Prospectus Right, Primero will enter into an underwriting agreement with such underwriters or agency agreement with such agents for such offering, such agreement to be satisfactory in substance and form to each of Primero and DMSL and the underwriters or agents, each acting reasonably, and to contain such representations and warranties by Primero and such other terms as are generally prevailing in agreements of these types, including, without limitation, indemnities. DMSL shall be a party to such underwriting agreement or agency agreement and may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, Primero to and for the benefit of such underwriters or agents shall also be made to and for the benefit of DMSL and that any or all of the conditions precedent to the obligations of such underwriters or agents under such underwriting agreement or agency agreement be conditions precedent to the obligations of DMSL. DMSL shall not be required to make any representations or warranties to or agreements with Primero or the underwriters’ or agents’ other than representations, warranties or agreements regarding DMSL and DMSL’s intended method of distribution and any other representation required by law or as are generally prevailing in such underwriting or agency agreements, as the case may be.

(h)

If reasonably requested by the underwriters or agents in connection with any underwritten offering or agency offering made pursuant to the exercise of a Demand Prospectus Right, Primero shall cooperate and comply with all reasonable requests made by the managing underwriter of such underwritten offering or lead agent of such agency offering respecting the attendance of Primero at road shows and participation of Primero in any efforts relating to the distribution and sale of the Registerable Securities, provided that the amount of Registerable Securities qualified is not less than CDN$10 million.

(i)	DMSL will pay all reasonable costs and expenses incidental to Primero’s performance pursuant to the Demand Prospectus Rights.

(j)

All reasonable expenses incidental to Primero’s performance under the Demand Prospectus Rights, including, without limitation, all registration and filing fees, printing expenses, expenses and out-of-pocket costs relating to road shows (including the expenses of Primero, the underwriters or agents and DMSL in connection with such road show), fees and disbursements of counsel and independent auditors for Primero, fees of securities dealers, transfer taxes, fees of transfer agents and registrars and reasonable out-of-pocket expenses (including, without limitation, reasonable legal fees and disbursements of counsel for DMSL and the reasonable legal fees and disbursements of underwriters’ or agents’ counsel) of DMSL, but excluding any Selling Expenses (as defined below), are herein called “Prospectus Expenses.” All underwriting fees, discounts and selling commissions allocable to the sale of the Registerable Securities are herein called “Selling Expenses”.

(k)

DMSL will pay all Prospectus Expenses and Selling Expenses in connection with each Canadian Prospectus filed pursuant to the Demand Prospectus Rights, provided that if Primero exercises its right under subsection 8(c) to include for sale any securities of Primero to be sold by Primero for its own account in any Canadian Prospectus filed pursuant to the Demand Prospectus Rights, then the Prospectus Expenses will be apportioned between DMSL and Primero in accordance with the value of securities registered.

(l)

The underwriting agreement or agency agreement, as applicable, referred to in subsection 8(g) will contain terms, in the usual and customary form for an underwriting agreement or agency agreement of the nature entered into, whereby, in the event of the filing pursuant to the Demand Prospectus Rights of a Canadian Prospectus offering any Registerable Securities, Primero will indemnify and hold harmless DMSL and each underwriter or agent involved in the distribution of Registerable Securities thereunder, and each of its directors, officers, employees and agents and each Person, if any, who controls any of DMSL or an underwriter or an agent within the meaning of the Securities Act (Ontario), against any losses, claims, damages or liabilities (including reasonable counsels’ fees, but excluding loss of profits) (“Losses”), joint or several, to which DMSL, or such underwriter or agent or controlling Person or any of their directors, officers, employees or agents may become subject, insofar as such Losses (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or in any Canadian Prospectus offering such securities, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse DMSL, each such underwriter or agent and each such controlling Person and each of their directors, officers, employees or agents for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss or actions; provided, however, that Primero will not be liable in any such case if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by DMSL, such underwriter or agent or such controlling Person.

(m)

DMSL will indemnify and hold harmless Primero, its directors, officers, employees and agents and each Person, if any, who controls Primero within the meaning of the Securities Act (Ontario) to the same extent as the foregoing indemnity from Primero to DMSL, but only with respect to information regarding DMSL furnished in writing by or on behalf of DMSL expressly for inclusion in any prospectus relating to the Registerable Securities, or any amendment or supplement thereto.

(n)

The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Registerable Securities, to any and all shares of equity capital of Primero or any successor or assign of Primero (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution of the Registerable Securities, in each case as the amounts of such securities outstanding are appropriately adjusted for any equity dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof.

9.	Right to Primero Financial Information

            DMSL may, for so long as DMSL’s Percentage is 20% or more of the Outstanding Equity Securities, by written notice to Primero, request Primero to provide DMSL or its Affiliates with such financial information as DMSL or its Affiliates may reasonably request in order to prepare financial statements required to be prepared by DMSL or its Affiliates. Such financial information shall be provided as soon as practicable following receipt of the request for such information, subject to the execution by DMSL of a confidentiality agreement in favour of Primero on terms acceptable to Primero and DMSL, each acting reasonably.

10.	Notices

            Any notice or other communication required or permitted to be given by this Agreement shall be in writing and shall be delivered in person or transmitted by facsimile transmission addressed as follows:

(a)	if to DMSL:

c/o Goldcorp Inc.
Park Place, Suite 3400
666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention:      Executive Vice President, Corporate Affairs and General Counsel
Fax No.:          604-696-3001

with a copy sent to (which copy does not constitute notice hereunder):

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, Ontario
M5H 3C2

Attention:      Paul M. Stein
Fax No.:          416-350-6949

(b)	if to Primero:

Primero Mining Corp.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6C 3E8

Attention:      President
Fax No.          604-639-2148

with a copy sent to (which copy does not constitute notice hereunder):

Lang Michener LLP
1500 Royal Centre P.O. Box 11117
1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention:      Michael Taylor
Fax No.:          604-685-7084

            Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered if such day is a Business Day and the notice is delivered before 5:00 p.m. local time at the place of delivery or otherwise on the next following Business Day.

            Any Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 10.

11.      Entire Agreement

            This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties.

12.      Successors and Assigns

            This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective successors and permitted assigns. None of the Parties may assign any of their respective rights or obligations hereunder without the prior written consent of the other Parties provided that DMSL may assign its rights hereunder to an Affiliate without the consent of Primero, subject to the Affiliate agreeing to be bound by the provisions of this Agreement.

13.      Applicable Law

            This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any conflict of laws, rule or principle which might refer such interpretation to the laws of another jurisdiction). Each Party irrevocably submits to the exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto.

14.      Headings

            The headings used in this Agreement, and its division into sections and other subdivisions, do not affect its interpretation. References in this Agreement to sections and other subdivisions are to those parts of this Agreement.

15.      Amendment

            This Agreement may be amended, modified or supplemented only by the written agreement of the Parties.

16.      Counterparts

            This Agreement may be executed in counterparts and delivered in portable document format (.PDF) or by facsimile transmission (with executed originals to be delivered), each of which shall constitute an original and each of which taken together shall constitute one and the same instrument.

17.      Number and Gender

            Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

18.      Required Actions on Non-Business Days

            If any day on or before which any action is required to be taken under this Agreement is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

19.      Statutory References

            Unless otherwise specified, any reference in this Agreement to a statute includes all regulations, rules and policies made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements, supersedes or replaces any such statute, regulation, rule or policy.

20.      Time

            Time is of the essence of this Agreement and of every part of this Agreement, and no extension or variation of this Agreement shall operate as a waiver of this provision.

21.      Time Periods

            In this Agreement, a period of days begins on the first day after the event that began the period and ends at 5:00 p.m. Vancouver, British Columbia time on the last day of the period. If any period of time is to expire, or any action or event is to occur, on any day that is not a Business Day, the period expires, or the action or event is considered to occur, at 5:00 p.m. Vancouver, British Columbia time on the next Business Day.

22.      Interpretation of this Agreement

            The Parties acknowledge that they have each participated in settling the terms of this Agreement. The Parties agree that any rule of legal interpretation to the effect that any ambiguity is to be resolved against the drafting Party will not apply in interpreting this Agreement.

23.      Severability

            If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not fundamentally changed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to reflect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

24.      Further Assurances

            Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as the other Party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement.

            IN WITNESS WHEREOF, the Parties have caused this Participation Agreement to be executed by their duly authorized officers on the date first appearing above.

DESARROLLOS MINEROS SAN LUIS, S.A. de C.V.

By:	“Julieta Kuri Sawaya”
Name: Julieta Kuri Sawaya
Title: Corporate Legal Manager

By:	“J. Federico Villaseñor Buchanan”
Name: J. Federico Villaseñor Buchanan
Title: Business Director

PRIMERO MINING CORP.

By:	“Wade Nesmith”
Name: Wade Nesmith
Title: Executive Chairman

By:	“David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer